UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)

Immatics N.V.
(Name of Issuer)

Ordinary shares, nominal value €0.01 per share
(Title of Class of Securities)

N44445109
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
ARYA Sciences Holdings

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,503,750

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,503,750

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,503,750

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1(a)	Name of Issuer
Immatics N.V. (the “Issuer”)

Item 1(b)	Address of the Issuer’s Principal Executive Offices
Paul-Ehrlich-Straße 15
72076 Tübingen, Germany

Item 2(a)	Names of Persons Filing
ARYA Sciences Holdings (the “Reporting Persons”)

Item 2(b)	Address of the Principal Business Office, or if none, Residence
51 Astor Place, 10th Floor
New York, NY 10003

Item 2(c)	Citizenship
Cayman Islands

Item 2(d)	Title of Class of Securities
Ordinary shares, nominal value €0.01 per share (the “Shares”)

Item 2(e)	CUSIP Number
N44445109

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
☐	(a)	Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b)	Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d)	Investment company registered under Section 8 of the Investment Company Act.

☐	(e)	An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f)	An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g)	A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h)	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i)	A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

☐	(j)	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii) (J).

☐	(k)	Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____

Item 4	Ownership

The responses to Items 5-11 of the cover page of this Schedule 13G/A are incorporated herein by reference.

In connection with the closing of the transactions contemplated by the Business Combination Agreement, dated March 17, 2020, by and among the Issuer, ARYA Sciences Acquisition Corp. (“ARYA”) and the other parties thereto, the Class B ordinary shares, par value $0.0001 per share, of ARYA held by the Reporting Person were automatically converted into Shares on a one-for-one basis.

The Sponsor directly holds 3,503,750 Shares, representing 5.6% of the Shares, based on 62,908,617 Shares outstanding as of July 31, 2020, as reported by the Issuer in its Registration Statement on Form F-1, filed with the U.S. Securities and Exchange Commission on July 31, 2020.

The Reporting Person is governed by a board of directors, consisting of three individuals, each of whom has one vote. A majority of the board of directors is required to make voting and dispositive decisions regarding the Issuer’s securities. As such, none of the members of the board of directors of the Reporting Person is deemed to be a beneficial owner of the Shares.

Item 5	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8	Identification and Classification of Members of the Group
Not Applicable

Item 9	Notice of Dissolution of Group
Not Applicable

Item 10	Certification
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

ARYA SCIENCES HOLDINGS

By:	/s/ James Mannix
Name:	James Mannix
Title:	Secretary